As filed with the SEC on March 17, 2006

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
SEC FILE NUMBER
001-31852
NOTIFICATION OF LATE FILING

[X] Form 10-K

For the Annual Period Ended December 31, 2005

Part I Registrant Information

Full Name of Registrant: Tri-Valley Corporation

Address of Principal Executive Office (Street and Number)

4550 California Avenue
Suite 600
Bakersfield, California 93309

Part II Rules 12b-25(b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III Narrative

        The Report on Form 10-K for Tri-Valley Corporation, (the Company) for the annual period ended December 31, 2005, is due to be filed on March 16, 2006. The Company's management and audit committee need additional time to complete their review of the Company's financial statements, in order to file an accurate annual report. The Company expects to file its Form 10-K before March 31, 2006.

Part IV Other Information

(1) Name and telephone number of person to contact in regard to this information.

Arthur M. Evans	(661) 864-0500

        (2)        Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes	[ ] No

        (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No

        The Company expects that it will report a net loss from operations of approximately $9.7 million in fiscal 2005, compared to a net loss from operations of approximately $1.2 million in 2004, mainly due to increases in its expenditures for mining exploration and oil and gas property acquisition costs in 2005. The value of the Company's property holdings, consisting mainly of oil and gas and mining interests, have increased to $13.6 million at year end 2005 from $1.8 million 2004, and total assets at year end increased to $19.8 million in 2005 compared to $14.5 million in 2004.

Signatures

Tri-Valley Corporation has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tri-Valley Corporation

Date: March 17, 2006	/s/ Arthur M. Evans
Arthur M. Evans, Chief Financial Officer